Exhibit 99.9

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	22	05	2006

Class of shares	Ordinary		Ordinary		Ordinary
(ordinary or preference etc)
Number allotted		3,011		269		737
Nominal value of each share		25p		25p		25p
Amount (if any) paid or due on each share (including any share premium)		£3.36		£4.12		£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ	DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB	DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr John Paul Davies	Ordinary	401

Address
9 Charlecote Avenue
Tuffley
Gloucester
Gloucestershire
UK postcode GL4 0TH

Name	Class of shares allotted	Number allotted
Mr Gavin Craig Fairbairn	Ordinary	602

Address
114 Breaside Park
Mid Calder
Livingstone
West Lothian
UK postcode EH53 0TB

Name	Class of shares allotted	Number allotted
Mr Frederick Simpson	Ordinary	803

Address
79 Cedar Grove
Holywood
County Down
UK postcode BT18 9QB

Name	Class of shares allotted	Number allotted
Mr Peter David Whistler	Ordinary	1,205

Address
20 Jenkins Close
Shenley Church End
Milton Keynes
Buckinghamshire
UK postcode MK5 6HX

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Emma Louise Herod	Ordinary	269

Address
15 Bransdale Avenue
Romanby
Northallerton
North Yorkshire
UK postcode DL7 8FY

Name	Class of shares allotted	Number allotted
Mrs Susan Brenda Wilson	Ordinary	737

Address
148 Beech Road
St Albans
Hertfordshire
UK postcode AL3 5AX

Name	Class of shares allotted	Number allotted

Address

Name	Class of shares allotted	Number allotted

Address

1
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 22.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange